Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

MYND ANALYTICS, INC.

MYnd Analytics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  That the Board of Directors (the “Board”) of MYnd Analytics, Inc. (the “Corporation”) on March 22, 2017, duly adopted resolutions ("Resolutions") setting forth a proposed amendment of the Certificate of Incorporation of the Corporation approving of a reduction in the number of authorized shares of Common Stock which the Corporation is authorized to issue from 500,000,000 to 250,000,000 (the “Share Reduction”), (hereinafter the “Amendment”), and declaring such Amendment effecting the Share Reduction to be advisable and calling for consideration and approval of the Amendment by stockholders of the Corporation.

SECOND: In accordance with the Resolutions, this Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Certificate of Incorporation, as amended, filed with the Secretary of State of the State of Delaware (the "Certificate of Incorporation").

THIRD: That Article IV of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety, as follows:

ARTICLE IV

CAPITAL STOCK

Section 4.A. The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Sixty Five Million (265,000,000).

Section 4.B. Common Stock. The total number of shares of Common Stock which the Corporation shall have authority to issue is Two Hundred and Fifty Million (250,000,000), with a par value of $0.001 per share. Stockholders shall not have preemptive rights or be entitled to cumulative voting in connection with the shares of the Corporation’s Common Stock.

Section 4.C. Blank-Check Preferred Stock. The total number of shares of undesignated preferred stock which the Corporation shall have the authority to issue is Fifteen Million (15,000,000) shares, with a par value of $0.001 per share. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

FOURTH: That pursuant to the Resolutions, an annual meeting of the stockholders of the Corporation was duly called and held on August 21, 2017 upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware, pursuant to which a majority of each class of stockholders voted in favor of the Amendment.

FIFTH: That said Amendment was duly adopted on August 21, 2017 in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Certificate of Incorporation of MYnd Analytics, Inc. as of December 29, 2017.

MYND ANALYTICS, INC.

By:	/s/ George C. Carpenter IV
Name:	George C. Carpenter IV
Title:	President & Chief Executive Officer